March 7, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Reynolds

Re:	Millennium Healthcare Inc.

Amendment No. 1 to Form 10

Filed December 6, 2013

File No. 000-55009

We are responding to comments contained in the Staff letter, dated December 30, 2013, with respect to the Company’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on July 25, 2013, file number 000-55009 (“Registration Statement”).

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. The responses to the comments are numbered to relate to the corresponding comments in your letter.

Item 1. Description of Business, page 3

1. We note your response to comment 2 in our letter dated August 20, 2013. Please continue to expand your disclosure to discuss all material provisions of your supply and distribution agreements, including the termination dates of the agreements and material conditions to retention of the agreements. Please describe the material terms of existing arrangements with physician practices and the number and sizes of practices under contract.

Response:

We have sought confidential treatment for the termination dates and conditions to retention of our supply and distribution agreements. We would like to exclude the provisions from the Registration Statement, subject to grant of the confidential treatment request.

Item 2. Financial Information, page 18

Management's discussion and analysis of financial condition and results of operations, page 18

Results of Operations, page 22

Please revise your disclosure to fully explain the changes between periods in operating revenues, operating expenses and depreciation and amortization by segment, as well as for amounts included in the Corporate column. Your narrative discussion should describe and quantify the effect of each causal factor that you cite for material changes in your financial statements. For further guidance, refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Response:

We have revised our disclosure to fully explain the changes between periods in operating revenues, operating expenses and depreciation and amortization by segment, as well as for amounts included in the Corporate column.

Liquidity and Capital Resources, page 28

3.          Please revise to provide a detailed analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) explaining the significant year-to-year variations in each line item for each period presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

Response:

We have revised our disclosure to provide a detailed analysis of the components of the statements of cash flows explaining the significant year-to-year variations in each line item for each period presented.

4.          We note your response to comment 18; however, we do not see the revised disclosure. Please revise or advise.

Response:

We have inserted prior to the chart detailing the material terms of our outstanding notes payable at September 30, 2013 the following: We anticipate repayment of our notes payable to commence upon the generation of additional net revenues from our physician practice management of vascular services when we add additional days to the centers which will generate additional cash flow. Should additional days in these centers not occur, we will look to try and generate proceeds from sales of our common stock to attempt to repay certain notes.

Item 6. Executive Compensation, page 37

5.          We note your response to comment 16. Please provide a specific reference to the portion of or note to the consolidated financial statements that present the criteria that were used to value stock awards.

Response:

We have removed the reference to the consolidated financial statements in (1) below the Summary Compensation Table, and instead will add the following: (1) Represents the calculated costs of stock based compensation for financial reporting purposes. The value represents the share price of our common stock upon approval by the board of directors to issue the common shares to our executives multiplied by the number of shares being issued. Portions of this value are recorded as deferred compensation when the shares are issued for a term that extends into a later period.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 38
Director independence and related transactions, page 38

6.          Please expand the disclosure to name the related persons and briefly describe their relationship to the company. Also, please identify transactions with family members or relations of current officers or directors.

Response:

We have expanded the disclosure to identify the related persons and describe their relationship to us. Also, we have identified transactions with Elizabeth Sartorio, wife of our CEO and Kristine Urbano, wife of our CFO.

Item 10. Recent Sales of Unregistered Securities, page 40

7. For transactions under Section 4(2), please expand the disclosure to address the financial sophistication of the securities purchasers.

Response:

All of the securities purchasers were accredited investors. We have revised our disclosures to indicate as such.

Item 11. Description of Registrant's Securities to be Registered, page 48

8.          Please quantify the common stock issuable upon conversion of outstanding debt, disclosing the assumed average price per share. Please also include disclosure explaining the effect of price changes on the number of shares issuable upon conversion.

Response:

We have included in the disclosure under Item 11, the fact that as of December 31, 2012, the Company had 445,633 shares of common stock issuable in conversion of a promissory note with TCA that was the result of the Company being out of compliance with the terms of that note. The average price per share of the shares that were issuable were at $0.84 per share. The value was recognized at 85% of the value of our common stock as of December 31, 2012. The Company effective June 2013 was in compliance with this promissory note, thus no longer are there shares issuable upon the conversion of notes payable.

Consolidated Statements of Operations, pages F-3 and F-46

9.          We read your response to prior comment 26. You currently present cost of revenues of zero for each period presented and, as a result, your gross profit equals your revenues. Until you are able to determine the cost of revenues attributable to each of your revenue streams, including those revenues generated in your Coding and Vascular segments, please remove any presentations or discussions of cost of revenues and gross profit from your filings. Please also note that you may not present gross profit, if it does not include an appropriate allocation of depreciation and amortization. Refer to SAB Topic l 1:B.

Response:

In accordance with SAB Topic 11:B, we have removed the line items related to cost of revenues and gross profit in out Statements of Operations for all periods presented as well as in our segment reporting and areas within the Form 10 that contain information on cost of revenues and gross profit.

Note 2 - Summary of Significant Accounting Policies

Goodwill, pages F-14 and F-54

10.        Please revise to explain how you define and determine the reporting units for goodwill impairment testing under ASC 350-20-35-33 through 35-38.

Response:

We have added some disclosure in our significant accounting policies for “Goodwill” to include the following: The Company evaluates the goodwill attributable to each of our reporting units in accordance with ASC 350-20-35-36 and ASC 350-20-35-41. It was determined that there was no impairment in any of the reporting units that recorded goodwill as of December 31, 2012.

Segment Information, pages F-15 and F-55

11.        You agreed, in your response to prior comment 27, that you will provide additional disclosure in your segment reporting footnote regarding the types of information included in "Corporate" column. Please refer us to the specific section in your amendment No. 1 to the Form 10 filed on December 6, 2013 where you provided such information. If this information was not included in your filing, please disclose in your segment footnote the types of amounts included in Corporate and not allocated to your segments.

Response:

We will add below the segment analysis charts in both the December 31, 2012 and 2011 financial statements as well as the September 30, 2013 and 2012 financial statements the following: Generally, any item not directly related to one of our other segments would generally be included in that column. This includes corporate overhead costs such as consulting fees, legal fees and other professional fees including all common stock issued for services, and interest expenses, including all fair value measurements of warrants and fair value adjustments related to our derivative liability that have been charged to interest. We determined that it would be more appropriate including a corporate column rather than develop an allocation to our other reporting units as we have determined allocation percentages.

12.        Please tell us how you concluded that the majority of your intangible assets and goodwill balances should be included in the Corporate column, rather than allocated to one or more of your segments. Refer to ASC 350-20-35-39 through 35-44.

Response:

We reviewed the provisions of ASC 350-20-35-39 through 35-44 as it relates to assigning intangible assets and goodwill to reporting units. A majority of the Company’s goodwill was allocated to the Corporate column as the Company had no systematic way to allocate the intangible assets and goodwill that was acquired in the purchase of Millennium Healthcare Solutions Inc. in June 2011. When these assets were acquired, the Company had no method to determine which operating units would benefit the most or at all in the acquisition under ASC 350-20-35-41. Therefore the Company’s chief decision maker determined to include those assets under the Corporate header.

Note 5 - Acquisitions, pages F-21 and F-58

13.         Please expand your disclosure to provide the value assigned to your shares of common stock and preferred stock Series A issued to acquire Millennium Healthcare Solutions Inc. and Premier Technology Resources LLC in 2011.

Response:

We will include an initial paragraph to expand our disclosure regarding the Company’s acquisitions. This paragraph will read as follows: The Company has valued the following acquisitions that included common stock as consideration based on values of the common stock at the time of the acquisition. Despite the relatively low volume of common stock being traded, this was determined by Management to be the most appropriate value to consider in the transaction. The long-lived assets and goodwill recognized in the transactions below are measured at least annually for impairment. The preferred stock issued in connection with the Millennium Healthcare Solutions Inc. acquisition were valued at par since those shares are not convertible into common shares are solely for voting purposes and deemed my Management to have only nominal value.

In addition, we have parenthetically disclosed the value attributable to the common shares issued in each transaction, $0.64 for the 7,000,000 shares of common stock issued in the acquisition of the assets and liabilities of Millennium Healthcare Solutions Inc., and $1.00 for the 1,300,000 common shares issued for the membership interests of Premier Technology Resources, LLC, as well as the value of the preferred shares, Series A stock issued in the Millennium Healthcare Solutions Inc. transaction which were valued at par.

Note 7 - Notes Payable, pages F-24 and F-61

14.        Please revise your footnote disclosure to provide the information as required by ASC 470-10-50-1 and 50-2.

Response:

We did disclose the nature of the maturity for each note individually in Note 7. We also noted the maturity dates for each note or the fact that the notes were due on demand. As noted, the maturities of the notes go through January 2014. The non-current portion represents the two promissory notes due January 2014. To clarify the interpretation under ASC 470-10-50, we will include in Note 7 for December 31, 2012 and 2011 the following paragraph: Maturities over the next two years are as follows, 2013 - $576,000, and 2014 $22,404 (net of debt discounts of $532,193 and original issue discounts of $137,403).

For the financial statements for September 30, 2013 and 2012, all of the notes payable were current. We do not believe that any requirement under ASC 470-10-50 is required as this is only required for long-term borrowings.

Note 11 - Fair Value Measurements, pages F-33 and F-73

15.        For the financial assets and liabilities measured using significant unobservable inputs (level 3), please revise your disclosure to provide the information required by ASC 820-

10-50-1.

Response:

We will add the following information to the disclosures for the fair value measurements in our financial statements for both December 31, 2012 and 2011 and September 30, 2013 and 2012:

December 31, 2012:
Total gain/(loss) from revaluation of derivatives included in earnings for the period	$28,126
September 30, 2013:
Total gain/(loss) from revaluation of derivatives included in earnings for the period	$2,620,883

Note 12 - Commitments, pages F-34 and F-74

16.         Your response to prior comment 29 states that you consider most facility leases as short-term in nature. Please explain why it is appropriate to conclude the lease agreements in Syosset/Garden City, Staten Island and New Brunswick to be short-term in nature when the terms of these lease agreements run from 60 months to 10 years 10 months. In the case that the lease terms are in excess of one year, please revise you filing to provide the information required by ASC 840-20-50-2.

Response:

We initially responded that we would upon your approval include the disclosure regarding the five-year minimum lease payments going forward. We will include the following in the December 31, 2012 and 2011 financial statements:

Minimum Lease Payments for the Periods Ending – December 31:
2013	$228,876
2014	228,876
2015	228,876
2016	228,876
2017	212,856

Millennium Healthcare Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dominick Sartorio

cc:	Via Facsimile (212) 930-9725

Andrea Cataneo, Esq.